Waldencast plc Files Form 15 to Deregister its Securities and Suspend its SEC Reporting Obligations under the Exchange Act
•The Company has filed a Form 15 (Certification and Notice of Termination of Registration) with the SEC on October 15, 2026 to terminate registration of its Class A Ordinary Shares and Warrants under Section 12(g) and suspend reporting obligations under Section 15(d)

October 15, 2026
LONDON, October 15, 2026 (GLOBE NEWSWIRE) -- Waldencast plc (“Waldencast” or the “Company”) today announced that it has filed a Form 15 (Certification and Notice of Termination of Registration) with the Securities and Exchange Commission (the “SEC”) to terminate the registration of its Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and its redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share (the “Warrants”) under the Exchange Act and to suspend the Company’s reporting obligations under the Exchange Act.
Upon filing of the Form 15, the Company’s obligation to file periodic and current reports with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K, is suspended immediately. The termination of registration of the Class A Ordinary Shares and Warrants is expected to become effective 90 days after the filing of the Form 15 or such shorter period as the SEC may determine. If the Form 15 is withdrawn or denied, the Company would be required to resume its reporting obligations.
The Company reserves the right to withdraw the Form 15 prior to its effectiveness; if necessary, the Company will make any further announcements as required by applicable laws.
As previously announced, as of October 5, the Company quoted its Class A Ordinary Shares and Warrants on the Pink Limited market of the OTC Markets Group under the ticker MLKMF and MLKWF, respectively.
About Waldencast
Waldencast plc (NASDAQ: WALD) is the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature “Live Your Look,” and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally. For more information, please visit: www.milkmakeup.com.
Forward-Looking Statements
Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s intention to delist from Nasdaq and to deregister from the SEC, the intended benefits of the delisting and deregistration and future strategies that may be pursued by the Company. These forward-looking statements generally are identified by the words “intends,” “may,” “will,” “future,” “expects,” “anticipates,” “believes,” “seeks,” “targets” and variations of these words or similar expressions (or the negative versions of such words or expressions) and are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to recognize the anticipated benefits of the delisting and deregistration, including the possibility that the cost savings the Board currently expects are not realized in whole or in part, or are realized more slowly or in lesser amounts than expected; (2) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (3) the overall economic and market conditions and other information about the Company’s possible or assumed future results of operations or performance; (4) changes in general economic conditions; (5) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; (6) the ability to implement the Company’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences; and (7) the possibility that the Form 25 or the Form 15 do not become effective, on the expected timetable, or that the SEC denies or delays the deregistration. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Waldencast Contact
Investors ICR Allison Malkin waldencastir@icrinc.com
Media ICR Brittany Fraser waldencastpr@icrinc.com